# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CDT Equity Inc., CIK 0001896212
CUSIP: 20678X700
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002146713

## Reporting persons
- Primary Development Fund (Cayman) SPC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 50,321; sole dispositive power 0; shared dispositive power 50,321; aggregate amount beneficially owned 50,321 (3.4% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1 to Statement on Schedule 13G (this "Amendment No. 1"), the percentage is based on 1,477,789 shares of common stock, par value $0.0001 per share (the "Common Stock"), of CDT Equity Inc. (the "Issuer"), outstanding as of September 30, 2026, as provided by the Issuer. The number of shares of Common Stock reported is as of September 30, 2026 and gives effect to the Issuer's 1-for-25 reverse stock split of its outstanding shares of Common Stock effected on September 28, 2026 (the "Reverse Split").
- E2 Trust: type of reporting person: other (OO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 50,321; sole dispositive power 0; shared dispositive power 50,321; aggregate amount beneficially owned 50,321 (3.4% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, the percentage is based on 1,477,789 shares of Common Stock outstanding as of September 30, 2026, as provided by the Issuer. The number of shares of Common Stock reported is as of September 30, 2026 and gives effect to the Reverse Split.
- E3 Fund SP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 50,321; sole dispositive power 0; shared dispositive power 50,321; aggregate amount beneficially owned 50,321 (3.4% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, the percentage is based on 1,477,789 shares of Common Stock outstanding as of September 30, 2026, as provided by the Issuer. The number of shares of Common Stock reported is as of September 30, 2026 and gives effect to the Reverse Split.
- IALC Trustees SA: type of reporting person: other (OO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 50,321; sole dispositive power 0; shared dispositive power 50,321; aggregate amount beneficially owned 50,321 (3.4% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, the percentage is based on 1,477,789 shares of Common Stock outstanding as of September 30, 2026, as provided by the Issuer. The number of shares of Common Stock reported is as of September 30, 2026 and gives effect to the Reverse Split.

## Item 1. Issuer
Name of issuer: CDT Equity Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, FL 34103

## Item 2. Person Filing
Name of person filing:
This Statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

i. Primary Development Fund (Cayman) SPC, a Cayman Islands fund ("Primary Development Fund");

ii. E2 Trust, a discretionary trust ("E2 Trust");

iii. E3 Fund SP ("E3 Fund"); and

iv. IALC Trustees SA ("IALC Trustees").

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this Amendment No. 1 should not be construed in and of itself as an admission by the Reporting Persons as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of Primary Development Fund is 6 The Court, Holywell Business Park, Northfield Rd., Southam, Warwickshire, CV47 0FS. The principal business address of E2 Trust is c/o IALC Trustees, 11 Cours de Rive, 1204 Geneva, P.O. Box 3378, 1211 Geneva 3, Switzerland. The principal business address of E3 Fund is c/o IALC Trustees, 11 Cours de Rive, 1204 Geneva, P.O. Box 3378, 1211 Geneva 3, Switzerland. The principal business address of IALC Trustees is 11 Cours de Rive, 1204 Geneva, P.O. Box 3378, 1211 Geneva 3, Switzerland.
Citizenship: Primary Development Fund is a company organized under the laws of the Cayman Islands. E2 Trust is a discretionary trust organized under the laws of the United Kingdom. E3 Fund is segregated fund organized under the laws of the Cayman Islands. IALC Trustees is a company organized under the laws of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to the Reporting Persons is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each Reporting Person. This Amendment No. 1 amends and supplements the Statement on Schedule 13G, filed by the Reporting Persons with the U.S. Securities and Exchange Commission on October 7, 2026 (the "Schedule 13G"). The purpose of this Amendment No. 1 is to update the beneficial ownership information on the cover pages and in Item 4 of the Schedule 13G, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, and to amend Item 5 of the Schedule 13G accordingly. This Amendment No. 1 constitutes an exit filing for each of the Reporting Persons.

The ownership percentage reported is based on 1,477,789 shares of Common Stock outstanding as of September 30, 2026, as provided by the issuer. Primary Development Fund directly held 50,321 shares of Common Stock as of September 30, 2026 after giving effect to the Reverse Split on behalf of E3 Fund. E3 Fund is a segregated portfolio and sub-account of Primary Development Fund. E2 Trust holds 95% of the beneficial interest in E3 Fund and the Altug Family Trust hold a 5% beneficial interest in the E3 Fund. IALC Trustees, acting in its capacity as trustee/fiduciary of E2 Trust, and the Altug Family Trust, exercises sole voting and dispositive power over the shares of Common Stock held by Primary Development Fund through E2 Trust and the Altug Family Trust. Accordingly, the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock directly held by Primary Development Fund.
Percent of class:
(A) Primary Development Fund: 3.4%

(B) E2 Trust: 3.4%

(C) E3 Fund: 3.4%

(D) IALC Trustees: 3.4%
Sole power to vote or to direct the vote:
(A) Primary Development Fund: 0.00

(B) E2 Trust: 0.00

(C) E3 Fund: 0.00

(D) IALC Trustees: 0.00
Shared power to vote or to direct the vote:
(A) Primary Development Fund: 50,321.00

(B) E2 Trust: 50,321.00

(C) E3 Fund: 50,321.00

(D) IALC Trustees: 50,321.00
Sole power to dispose or to direct the disposition:
(A) Primary Development Fund: 0.00

(B) E2 Trust: 0.00

(C) E3 Fund: 0.00

(D) IALC Trustees: 0.00
Shared power to dispose or to direct the disposition:
(A) Primary Development Fund: 50,321.00

(B) E2 Trust: 50,321.00

(C) E3 Fund: 50,321.00

(D) IALC Trustees: 50,321.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Primary Development Fund (Cayman) SPC: /s/ Sam Bratchie, Sam Bratchie, Director (10/08/2026)
- E2 Trust: /s/ Ian Altug, Ian Altug, Director of Corporate Trustee to E2 Trust - IALC Trustees SA (10/08/2026)
- E3 Fund SP: /s/ Sam Bratchie, Sam Bratchie, Administrator (10/08/2026)
- IALC Trustees SA: /s/ Ian Altug, Ian Altug, Director (10/08/2026)